EXHIBIT 99.1

Caledonia Mining Corporation Plc (NYSE American: CMCL, AIM: CMCL, TSX: CAL) Notice of Availability of AGM Materials

ST HELIER, Jersey, April 02, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at http://www.caledoniamining.com/index.php/investors/shareholder-meeting-documents. The AGM will be held at the Company's head and registered office at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF on Wednesday, May 8, 2019 commencing at 9:00 a.m. (UK time).

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204